

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 31, 2017

Via E-mail
Casey M. Nault
General Counsel and Secretary
Coeur Mining, Inc.
104 S. Michigan Avenue, Suite 900
Chicago, Illinois 60603

  Re: Coeur Mining, Inc.
     Registration Statement on Form S-4
     Filed July 27, 2017
     File No. 333-219492

Dear Mr. Nault:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Michael Killoy at (202) 551-7576 with any questions.

        Sincerely,

        /s/ Brigitte Lippmann (for)

        John Reynolds
        Assistant Director
        Office of Beverages, Apparel
        and Mining

cc: Andrew L. Fabens
    Gibson, Dunn & Crutcher LLP